EXHIBIT 15.1

True Leaf Reports Strong Revenue Growth

Revenues of True Hemp™ pet supplements grow by 280% year over year

VERNON, British Columbia, June 28, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf”) (CSE:MJ) (OTCQB:TRLFF) (FSE:TLA), a plant-forward wellness brand for people and their pets, has announced results for its fiscal year ending March 31, 2018, including record sales of $1.4 million (CAD).

These results represent a 280% increase in revenue over the previous fiscal year ($368,536) and a 286% increase of fourth quarter sales year over year, from $99,331 to $383,844.

Revenue growth was primarily fueled by True Leaf expanding the reach of its True Leaf Pet division to new locations in-store and online. True Hemp™ dog chews, dental sticks, and supplement oils are now sold in more than 1,800 stores worldwide, including in Canada, the United States, and Europe through retailers such as PetSmart Canada, Pets Corner UK, and Amazon.

True Leaf Pet, a division of True Leaf, pioneered hemp-seed based pet supplements that provide calming support, promote hip and joint health, and help immune and heart function. The company’s True Hemp™ line is one of the first hemp-based pet products to be marketed worldwide.

“The strong revenue growth for True Leaf Pet demonstrates that pet owners worldwide want natural products with real health benefits for their pets,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “Customers return to our products because they see the results – they trust our products.”

Through its other division, True Leaf Medicine, the company is building True Leaf Campus, a cannabis cultivation and production facility that will provide medicinal cannabis for people under Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) program.

The first phase of the project includes a two-storey 9,000 square foot central hub for the initial grow area, laboratory services, whole-plant extraction, and the production of therapeutic cannabis products, plus a 16,000 square foot wing for cannabis cultivation. Ownership of the 40-acre site in Lumby, British Columbia, means the company is well-positioned to expand to meet future market demands.

Fiscal Year 2018 Highlights

  True Leaf Pet sales increased by $1,031,975, or 280%, to $1.4 million (CAD) in Fiscal Year 2018.

  True Leaf’s strong balance sheet is a result of its significant cash position, growth in inventory and working capital to support increased sales, and investment in land and the construction of True Leaf Campus. The company’s total asset value grew from $770,000 in 2017 to $16 million in 2018.

  True Leaf Pet expanded its selling power in-store and online. True Leaf Pet products are now in more than 1,800 stores worldwide and sold on Amazon.

  True Leaf raised gross proceeds of $14 million (CAD) and became the first-ever Canadian-listed cannabis company to successfully close a Regulation A+ equity crowdfunding campaign.

  The company purchased a 40-acre site in Lumby, B.C. to build its cannabis cultivation and production facility.

  The company broke ground on True Leaf Campus – its cannabis cultivation and production facility.

  True Leaf appointed its Medical Advisory Board and cannabis cultivation team and retained Edison Advisors as its U.S. investor relations counsel.

  The company retained Hill+Knowlton Strategies as its government relations advisors, and branding and creative agency, Dossier, to help bring its products to market.

Highlights Subsequent to Fiscal Year 2018

  True Leaf strengthened its leadership team with the appointment of Don Chisholm as True Leaf’s Chief Marketing Officer. Mr. Chisholm is Innovation Director and Co-Founder of True Leaf’s branding partner, Dossier.

  The company announced the construction of True Leaf Campus is well underway and on schedule to be completed by fall 2018.

  True Leaf Pet introduced its first hemp-seed based functional treats for cats to the European market at Interzoo, the world’s largest trade fair for the international pet industry.

  True Hemp™ products received National Animal Supplement Council (NASC) certification – one of the highest-level certifications in the pet industry.

WEBCAST AND CONFERENCE CALL INFORMATION

True Leaf will host an earnings call, that the company plans to carry forward as an annual earnings conference call, at 5:00pm Eastern Time (2:00pm Pacific Time) on Wednesday, July 11, 2018.

Immediately following True Leaf’s remarks during the Earnings Conference Call on July 11, management will host a Question-and-Answer (Q&A) session to address shareholder concerns. True Leaf invites all investors, media, and interested parties to submit any questions they would like to hear answered by management to ir@trueleaf.com or to True Leaf’s Investor Relations’ advisor at tpatel@edisongroup.com. Please submit all questions for the Q&A session by no later than Monday, July 9, 2018.

Webcast link (for live and replay): https://webcasts.eqs.com/trueleaf20180711.

Conference Call Numbers (participants)
Toll-Free: 877-407-0312
Toll: 201-389-0899
Confirmation #: 13681284

About True Leaf

True Leaf is a plant-forward wellness brand for people and their pets. Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc.

True Leaf Medicine Inc. is in the final stages of approval to become a licensed producer of federally-approved medicinal cannabis for the Canadian market. The license is subject to a Health Canada inspection to allow for the production, manufacture, and distribution of cannabis products upon the completion of True Leaf Campus: the company’s cannabis cultivation facility being built in Lumby, British Columbia. Construction is expected to be completed in fall 2018.

Established in 2015, True Leaf Pet Inc. is one of the first companies to market hemp-based products for pets worldwide. The company is initially marketing a line of hemp-seed based supplements for pets. True Hemp™ chews, dental sticks, and supplement oils are sold in more than 1,800 stores across North America and Europe.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

Follow True Leaf

twitter.com/trueleafpet

facebook.com/trueleafpet

instagram.com/trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at www.trueleaf.com/pages/investor. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.